UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2017

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	MBS Value Partners Susan Borinelli (646) 330-5907 susan.borinelli@mbsvalue.com

ASUR Announces Total Passenger Traffic for

December 2016 Up 13.9% Year over Year

Mexico City, January 03, 2017 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancun Airport and eight other airports in southeast Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, today announced that total passenger traffic for December 2016 increased by 13.9% when compared to December 2015.

This announcement reflects comparisons between December 1 through December 31, 2016 and 2015. Transit and general aviation passengers are excluded.

Domestic
Airport	December 2015	December 2016	% Change
Cancún	529,329	650,034	22.8%
Cozumel	13,616	13,135	(3.5)%
Huatulco	46,592	55,182	18.4%
Mérida	147,279	172,687	17.3%
Minatitlán	21,505	19,018	(11.6)%
Oaxaca	58,701	65,586	11.7%
Tapachula	26,946	32,089	19.1%
Veracruz	104,110	114,810	10.3%
Villahermosa	110,618	124,915	12.9%
Total Domestic	1,058,696	1,247,456	17.8%

International
Airport	December 2015	December 2016	% Change
Cancún	1,226,738	1,362,328	11.1%
Cozumel	33,822	35,172	4.0%
Huatulco	15,005	15,543	3.6%
Mérida	10,728	15,370	43.3%
Minatitlán	1,014	716	(29.4)%
Oaxaca	4,865	5,384	10.7%
Tapachula	833	1,199	43.9%
Veracruz	7,263	6,530	(10.1)%
Villahermosa	5,154	3,866	(25.0)%
Total International	1,305,422	1,446,108	10.8%

ASUR Page 1 of 2

Total
Airport	December 2015	December 2016	% Change
Cancún	1,756,067	2,012,362	14.6%
Cozumel	47,438	48,307	1.8%
Huatulco	61,597	70,725	14.8%
Mérida	158,007	188,057	19.0%
Minatitlán	22,519	19,734	(12.4)%
Oaxaca	63,566	70,970	11.6%
Tapachula	27,779	33,288	19.8%
Veracruz	111,373	121,340	8.9%
Villahermosa	115,772	128,781	11.2%
ASUR Total	2,364,118	2,693,564	13.9%

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

ASUR Page 2 of 2

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: January 3, 2017